

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2018

Ping Chen
Chief Executive Officer
Lianluo Smart Limited
Room 2108, 21st Floor
China Railway Construction Building
No. 20 Shijingshan Road, 100040, Beijing, China

> **Re: Lianluo Smart Limited**
> **Registration Statement on Form F-3**
> **Filed October 15, 2018**
> **Amendment No. 1 to Registration Statement on Form F-3**
> **Filed October 31, 2018**
> **File No. 333-227817**

Dear Mr. Chen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric Atallah at (202) 551-3663 with any questions.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery

cc: Yang Ge